================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                               (AMENDMENT NO. 13)

                                 ProLogis Trust

                                (Name of Issuer)

              Common Shares of Beneficial Interest, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   743410 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Jeffrey A. Klopf, Secretary
                       Security Capital Group Incorporated
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                                 (505) 982-9292
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 14, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:|_|.

                         (Continued on following pages)
================================================================================
                              (Page 1 of 11 Pages)
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


                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 2 of 11 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  Security Capital Group Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  36-3692698

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          49,903,814
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          49,903,814
                 |-------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         49,903,814

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.6%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 3 of 11 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  SC Capital Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  74-2985638

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          49,903,814
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          49,903,814
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         49,903,814

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.6%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 4 of 11 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  SC Realty Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  88-0330184

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          49,903,814
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          49,903,814
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         49,903,814

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.6%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 5 of 11 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  Security Capital Operations Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  52-2146697

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          49,903,814
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          49,903,814
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         49,903,814

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.6%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 6 of 11 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  Security Capital Warehouse Distribution Business Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  74-2869170

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          49,903,814
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          49,903,814
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         49,903,814

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.6%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

              This Amendment No. 13 (this "Amendment") is being filed to a
Schedule 13D filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation ("Group"), SC Capital Incorporated, a Nevada corporation and wholly owned subsidiary of Group ("SC Capital"), SC Realty Incorporated, a Nevada corporation and wholly owned subsidiary of SC Capital ("SC-Realty"), Security Capital Operations Incorporated, a Maryland corporation and wholly owned subsidiary of SC-Realty ("Operations"), and Security Capital Warehouse Distribution Business Trust, a Maryland real estate investment trust and subsidiary of Operations (formerly West Mixed-Use Realty Investors Trust, "West"), and amends the Schedule 13D filed by Group, SECAP Realty Incorporated, a Delaware corporation ("SECAP"), Security Capital Group Incorporated, a Delaware corporation ("Old Group"), and William D. Sanders, an individual, on March 11, 1994, and amended on August 16, 1994, September 28, 1994, October 7, 1994, August 24, 1995, September 30, 1995,
August 21, 1996, September 26, 1997, April 30, 1997, October 8, 1997, April 26,
1999 and December 14, 2001 (as so amended, the "13D"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended to add the following:

              On December 14, 2001, Group entered into an Agreement and Plan of Merger, dated as of December 14, 2001 (the "Merger Agreement"), by and among Group, General Electric Capital Corporation ("GECC") and EB Acquisition Corp ("Merger Sub"), a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference. A copy of the joint press release of Security Capital Group and GECC announcing the Merger Agreement is attached hereto as Exhibit 5.

              Pursuant to the Merger Agreement and subject to the terms and conditions contained therein, Merger Sub will merge with and into Group, (the "Merger") with Group as the surviving company. As a result of the Merger, Security Capital Group will become an indirect wholly owned subsidiary of GECC, and shares of Group Class B Common Stock, $.01 par value ("Class B shares") will be converted into the right to receive consideration consisting of $26 cash per share, subject to the substitution therefor as described below and in the Merger Agreement of a combination of cash and common shares of beneficial interest of ProLogis Trust ("ProLogis Common Stock") with an agreed value of $26 per share (the "Class B Consideration"), and shares of Group Class A Common Stock, $.01 par value ("Class A shares") will be converted into the right to receive 50 times the Class B consideration (the "Class A Consideration").

              Consummation of the Merger is subject to a number of conditions, including the approval of the Merger Agreement by a majority of the voting power of the outstanding stock of Group, the absence of any injunction or other government action preventing the merger, obtaining antitrust and other required regulatory approvals, the effective registration of the ProLogis Common Stock, the accuracy of each parties' representations and warranties and compliance with covenants, and the absence of a Material Adverse Effect (as defined in the Merger Agreement) having occurred as to Security Capital Group. There can be no assurance that any of these conditions will be met or waived or that even if met or waived that the Merger will be completed.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:


              GECC may elect (but no later than the 15th day before the Group stockholder meeting to vote on the Merger and the Merger Agreement (the "Group Stockholder Meeting")) to include the ProLogis Common Stock owned by Group as part of the Class A Consideration and the Class B Consideration. If GECC so elects, the holders of Class B shares would receive $26 in cash per share less the value of the ProLogis Common Stock received by them (with the ProLogis Common Stock valued for such purposes based upon the 10-day trailing average price of the ProLogis Common Stock 2 days prior to the Group Stockholder Meeting), and the holders of the Class A shares would receive 50 times such amount. GECC may also revoke any election it may make to include the ProLogis Common Stock as part of the Class A Consideration and Class B Consideration, provided however that no such revocation may be made if such revocation would make it reasonably necessary, based upon the advice of Group's independent counsel, to delay the Group Stockholder Meeting.


              With the prior written consent of both Group and GECC, Group may at any time sell any or all of its ProLogis Common Stock, including to ProLogis, pursuant to a public offering or private placement, negotiated third-party purchase or otherwise (a "ProLogis Sale"). In addition, Group will, at the written request of GECC, use its reasonable best efforts to effect a ProLogis Sale in the manner requested by GECC, and subject to approval by GECC of any final pricing terms. However, Group shall not be required to effect a ProLogis Sale, or enter into any binding agreement to effect a ProLogis Sale, prior to the date which is 18 days prior to the then-applicable date of the Group Stockholders Meeting (provided that if a "road show" with respect to a ProLogis Sale to be effected by a public offering shall have been commenced on or after the date which is 22 days prior to the then-applicable date of the Group Stockholders Meeting, and there shall thereafter be a delay or postponement of the date of the Group Stockholders Meeting, the relevant date which is 18 days prior to the previously-applicable date of the Group Stockholders Meeting shall not be changed for purposes of these obligations). Group will, after consultation with GECC, determine the manager(s) and book runner(s) in the event of any ProLogis Sale that is an underwritten offering.

              GECC may also determine to cause Group to retain its ProLogis Common Stock, in which case, holders of Group Class B shares will receive $26 in cash for their shares and holders of Group Class A shares 50 times such amount.

              On December 17, 2001, pursuant to Section 6.14 of the Merger Agreement, and in satisfaction of its obligations under the Merger Agreement, Group sent a letter to ProLogis (the "Registration Request") exercising its rights pursuant to the Third Amended and Restated Investor Agreement dated as of September 9, 1997 by and between ProLogis and Group (as previously amended, the "Investor Agreement"), to request that ProLogis promptly file two registra-tion statements for the registration under the Securities Act of 1933 of all of the ProLogis Common Stock which are owned by West, an indirectly owned subsidiary of Group, so that the ProLogis Common Stock could be sold in a ProLogis Sale or included by Group as part of the Class A Consideration and the Class B Consideration. A copy of the Registration Request is attached hereto as
Exhibit 4 and is incorporated herein by reference.

              Both prior to and following the Merger, Group will continue to be the beneficial owner of ProLogis Common Stock, and any action or discussions taken in such connection will be subject to and conducted in accordance with all applicable legal rules and contractual agreements to which Group is subject or which otherwise apply to the purchase or sale of ProLogis Common Stock including, without limitation, the Merger Agreement. Subject to these requirements and limitations, however, Group reserves all of its rights with respect to its investment intent as previously described in this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 3 Agreement and Plan of Merger dated as of December 14, 2001, by and among Group, GECC and Merger Sub (incorporated by reference to Exhibit 99.1 to Security Capital Group's Current Report on Form 8-K, filed December 17, 2001).

Exhibit 4     Letter from Group to ProLogis dated December 17, 2001.

Exhibit 5 Joint Press Release of Group and GECC dated December 14, 2001 (incorporated by reference to Exhibit 99.2 to Group's Current Report on Form 8-K, filed December 17, 2001).

                                    SIGNATURE

              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                 SECURITY CAPITAL GROUP INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    Name:  Jeffrey A. Klopf
                                    Title: Senior Vice President and Secretary


                                 SC CAPITAL INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    Name:  Jeffrey A. Klopf
                                    Title: Secretary


                                 SC REALTY INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                 Name:  Jeffrey A. Klopf
                                 Title: Secretary


                                 SECURITY CAPITAL OPERATIONS INCORPORATED


                                 By: /s/ Jeffrey A. Klopf
                                    Name:  Jeffrey A. Klopf
                                    Title: Secretary

                                 SECURITY CAPITAL WAREHOUSE DISTRIBUTION
                                 BUSINESS TRUST


                                 By: /s/ Jeffrey A. Klopf
                                    Name: Jeffrey A. Klopf
                                    Title:   Secretary


     December 17, 2001

                                  Exhibit Index


Exhibit 3 Agreement and Plan of Merger dated as of December 14, 2001, by and among Security Capital Group Incorporated, General Electric Capital Corporation and EB Acquisition Corp. (incorporated by reference to Exhibit 99.1 to Security Capital Group Incorporated's Current Report on Form 8-K, filed December 17, 2001).

Exhibit 4 Letter from Security Capital Group Incorporated to ProLogis Trust, dated December 17, 2001.

Exhibit 5 Joint Press Release of Security Capital Group Incorporated and General Electric Capital Corporation dated December 14, 2001 (incorporated by reference to Exhibit 99.2 to Security Capital Group Incorporated's Current Report on Form 8-K, filed December 17, 2001.